EXHIBIT  11

New appointment of President

Date of events: 2012/08/29

Contents:

1.Date of the board of directors resolution or date of occurrence of the change:2012/08/29

2.Name and resume of the replaced general manager: Shaio-Tung Chang, President, and former Senior Vice President of the Company; Master of Management Science, National Chiao Tung University.

3.Name and resume of the new general manager: Yen-Song Lee, Senior Executive Vice President of the Company, former Executive Vice President of the Company and President of Enterprise Business Group; Ph. D. degree in Information Engineering, National Chiao Tung University.

4.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ): retirement

5.Reason for the change: new appointment

6.Effective date of the new appointment:2012/08/29

7.Any other matters that need to be specified: None